

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Mathieu Bonnet
Chief Executive Officer
Allego N.V.
Westervoortsedijk 73 KB 6827 AV
Arnhem, the Netherlands

   Re: Allego N.V.
     Registration Statement on Form F-3
     Filed November 28, 2023
     File No. 333-275762

Dear Mathieu Bonnet:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rebekah Reed at 202-551-5332 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Heather Emmel